AMENDMENT TO MANAGEMENT AGREEMENT


      This Amendment dated as of August 1, 1995, is to the Management Agreement dated February 1, 1993, by and between FRANKLIN STRATEGIC MORTGAGE PORTFOLIO, a Delaware business trust (the "Trust"), for itself and on behalf of any subsequent series of the Trust subject to the Management Agreement (the "Funds"), and FRANKLIN INSTITUTIONAL SERVICES CORPORATION, a California corporation, (the "Manager"). The undersigned parties, intending to be legally bound, hereby agree as follows:

      (1)  Paragraph 4 B. is amended to read:

            B. The management fee payable by a Fund shall be reduced or eliminated to the extent that Distributors has actually received cash payments of tender offer solicitation fees less certain cost and expenses incurred in connection therewith as set forth in paragraph 2.B.(c) of this Agreement. The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services. The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of a Fund's expenses, as if such waiver or limitation were full set forth herein.

      (2) All other provisions of the Management Agreement dated February 1, 1993, remain in full force and effect.

      IN WITNESS WHEREOF, we have signed this Amendment as of the date and year first above written.




FRANKLIN STRATEGIC MORTGAGE PORTFOLIO


By /s/ Deborah R. Gatzek




FRANKLIN INSTITUTIONAL SERVICES CORPORATION


By /s/ Leslie M. Krater
Leslie M. Krater
Secretary